October 24, 2005

VIA EDGAR & FACSIMILE (202) 772-9206

Mr. Thomas Kluck
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

RE:	Platinum Energy Resources, Inc. (the “Company”) Registration Statement on Form S-1 originally filed June 10, 2005 (File No. 333-125687) (the “Registration Statement”)

Dear Mr. Kluck:

Please be advised that Casimir Capital L.P. (“Casimir”) has contacted all persons who have received preliminary prospectuses from Casimir and who indicated and maintain an interest to buy securities in the above-referenced offering with respect to the reduction of the offering size as reflected in Amendment No. 5 to the Registration Statement.

Very truly yours,

CASIMIR CAPITAL L.P.

By:	/s/ Richard Sands
Richard Sands Chief Executive Officer